YANZHOU COAL MINING COMPANY LIMITED

Address: 298 Fushan South Road, Shandong Province, China	Tel: (86537) 5385343 Fax: (86537) 5383311

October 22, 2015

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Dear Ladies and Gentlemen,

Re: Yanzhou Coal Mining Company Limited Form 20-F for the Year Ended December 31, 2014

Filed April 27, 2015 (File No. 001-14714)

Yanzhou Coal Mining Company Limited (the “Company” or “we”) refers to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) dated September 25, 2015 (the “Comment Letter”) on its Annual Report on Form 20-F (the “Annual Report”). We have included the Staff’s comments in bold and numbered our responses accordingly.

Form 20-F for the Year Ended December 31, 2014

Notes to the Consolidated Financial Statements

4. Significant Accounting Policies

Exploration and evaluation expenditure, page F-25

1.	Please revise your disclosure in future filings to address the following:

•	Describe the types of amounts recognized as exploration and evaluation assets and discuss the specific factors that must be met before you capitalize exploration and evaluation expenditures as assets.

•	Discuss the specific criteria you use in demonstrating technical feasibility and commercial viability pursuant to paragraph 17 of IFRS 6 and whether that criteria coincides with reserve determination.

•	Indicate whether exploration and evaluation assets are assessed for impairment before reclassification to another category of asset consistent with paragraph 17 of IFRS 6.

•	Quantify the amounts of exploration and evaluation expenditures capitalized and expensed as of and for each of the periods presented, pursuant to paragraphs 23 through 25 of IFRS 6.

In response to the Staff’s comment, the Company will revise its disclosure in the future as follows:

On page F-25 of the Annual Report, below 4. Significant Accounting Policies – Exploration and evaluation expenditure:

Exploration and evaluation expenditure comprises costs that are directly attributable to:

•	Researching and analyzing existing exploration data;

•	Conducting geological studies, exploratory drilling and sampling;

•	Examining and testing extraction and treatments methods; and/or

•	Compiling pre-feasibility and feasibility studies.

These costs include employee remuneration, materials and fuel used, rig costs and payments made to contractors.

Exploration expenditure relates to the initial search for deposits with economic potential. Expenditure on exploration activity is not capitalized.

Evaluation expenditure relates to a detailed assessment of deposits or other projects that have been identified as having economic potential. Capitalization of evaluation expenditure commences when there is a high degree of confidence that the Company will be able to determine that a project is commercially viable, i.e. if the project will provide a satisfactory return relative to its perceived risks, and therefore future economic benefits are reasonably probable and will flow to the Company.

Exploration and evaluation expenditure incurred is accumulated in respect of each separately identifiable area of interest which is at individual mine level. These costs are only carried forward where the right of tenure for the area of interest is current and to the extent that they are expected to be recouped through successful development and commercial exploitation, or alternatively, sale of the area, or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

The carrying amount of exploration and evaluation assets is assessed for impairment when facts or circumstances suggest the carrying amount of the assets may exceed their recoverable amount.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest. Accumulated costs in relation to an abandoned area are written-off in full in the period in which the decision to abandon the area is made.

Capitalized exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment. Otherwise, it is recorded as an intangible asset. Exploration and evaluation expenditure acquired in a business combination are recognized at their fair value at the acquisition date (the fair value of potential economically recoverable reserves at the acquisition date which is shown as “Mining resources”).

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable (i.e. when proved reserves of coal are determined and development activities are approved by management), the exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining reserves or property, plant and equipment. When production commences, the accumulated costs for the relevant area of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

On reclassification, the carrying amounts of exploration and evaluation assets are also reviewed and, where appropriate, written down to their recoverable amount.

On page F-39 of the Annual Report, below 5. Accounting Judgments and Key Sources of Estimation Uncertainty:

Exploration and evaluation expenditure

Under the Company’s accounting policy, exploration expenditure is not capitalized. Evaluation expenditure is capitalized when there is a high degree of confidence that the Company is able to determine that a project is commercially viable and therefore it is considered probable that future economic benefits will flow to the Company. The carrying amount of exploration and evaluation expenditures capitalized is disclosed in note 23.

There are occasions when the Company will conclude that the asset recognition criteria are met at an earlier stage than approval to proceed. In these cases, evaluation expenditure is capitalized if there is a high degree of confidence that the Company will determine the project is commercially viable. The Company’s view is that a high degree of confidence is greater than “more likely than not” (that is greater than 50 per cent certainty) and less than “virtually certain” (that is less than 90 per cent certainty). Determining whether there is a high degree of confidence that the Company will determine that an evaluation project is commercially viable requires a significant degree of judgment by management, as well as an assessment of all relevant factors such as:

•	the nature and objective of the project;

•	the project’s current stage; project timeline;

•	current estimates of the project’s net present value including sensitivity analyses for the key assumptions; and

•

main risks of the project. Development expenditure incurred prior to the decision to proceed is subject to the same criteria for capitalization, being a high degree of confidence that the Company will determine that a project is commercially viable.

In accordance with IFRS 6 “Exploration for and Evaluation of Mineral Resources”, the criteria for the capitalization of evaluation costs are applied consistently from period to period.

Subsequent recovery of the carrying value for evaluation costs depends on successful development or sale of the undeveloped project. If a project does not prove viable, all unrecoverable costs associated with the project net of any related impairment provisions are charged to the income statement.

We reproduce what was previously disclosed on page F-65 of the Annual Report.

Intangible Assets (continued):

Mining resources at December 31, 2014 included exploration and evaluation expenditures capitalized amounting to RMB42,234,000 (2013: RMB51,479,000). During the year ended December 31, 2014, no exploration and evaluation expenditures (2013: Nil; 2012: Nil) were charged to income statement. No income or liabilities were recognized during the year ended December 31, 2014 and 2013. Net cash used in investing activities in relation to exploration and evaluation amounted to RMB42,234,000 (2013: RMB48,661,000; 2012: RMB195,424,000) and there was no cash flow related exploration and evaluation recorded in cash flow from operating activities during the years ended December 31, 2014, 2013 and 2012.

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In addition to the above responses, as requested by the Commission, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find the above reply responsive and helpful. Please contact us if you have any questions regarding the above. Thank you in advance for you assistance in this matter.

Yours sincerely,

/S/ WU Yuxiang

WU Yuxiang, Chief Financial Officer

Yanzhou Coal Mining Company Limited

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